
XCRAFT
AMERICA'S DRONE COMPANY
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AMERICA'S DRONE COMPANY · NOW OPEN FOR INVESTMENT
THE SKY IS
NO LONGER
THE LIMIT.
DRONES ARE CHANGING THE WORLD — XCRAFT IS LEADING THE CHARGE
From a garage in 2014 to a record-breaking Shark Tank deal, to a $60M valuation — xCraft has built the foundation of America's most innovative drone company. Now we need your help to take it global.
11+
YEARS OF INNOVATION
5K+
SHAREHOLDERS
$60M
VALUATION
$11.98
PER SHARE
INVEST NOW
WATCH OUR STORY ↓

INVEST NOW – $11.98/SHARE + AMERICA'S DRONE COMPANY + 11+ YEARS OF INNOVATION + RECORD-BREAKING SHARK TANK DEAL + 5,000+ SHAREHOLDERS + $60M VALUATION

FOUNDED 2014

FROM A GARAGE. TO THE WORLD STAGE.

They seem to be everywhere. Drones. Whether targeting a military installation, delivering packages, or lighting up the night sky with an amazing light show – these little flying robots have managed to captivate the attention of the entire world.

> **"I couldn't have imagined this reality when I started xCraft back in 2014. At that time, most of the world didn't even know what a drone was."**
>
> – JD CLARIDGE, CEO & CO-FOUNDER


FOUNDED IN A GARAGE

From those humble beginnings assembling fascinating flying machines alone in a garage, to now the center of a world stage – xCraft was founded to revive true American innovation in the drone industry. That foundation allowed us a great amount of success in several crowdfunding campaigns and a **record-breaking deal on ABC's Shark Tank**.

JOIN THE MISSION


XPLUSONE
XPLUSONE

FROM THE FOUNDER

A MESSAGE FROM JD CLARIDGE

Hear directly from xCraft's CEO on why the moment is now — and why America can't afford to let China lead the drone race.



XCRAFT FINAL 2022 STARTENGINE VIDEO
xCraft
NIIPB
Watch on YouTube

THE CHALLENGE

WE CANNOT LET CHINA LEAD THE WAY.

There is an audacious and immediate need for low-cost, American-made drones to dominate the world stage — both commercial and military markets. These drones need to not only be low cost, but incredibly capable. Even surpassing existing technology. This is no small task.

- **AMERICAN MADE** — Designed & built in the USA
- **NEXT-LEVEL CAPABLE** — Surpassing existing technology
- **LOW COST** — Accessible at scale
- **DUAL-USE** — Commercial & military markets

HELP US LEAD THE RACE

THE OPPORTUNITY

A MULTI-BILLION DOLLAR OPPORTUNITY

The drone industry isn't a trend — it's a generational shift. Explosive demand across commercial, defense, and urban mobility is creating a massive window of opportunity for early movers like xCraft.

URBAN AIR MOBILITY	COMMERCIAL DRONES	MILITARY DRONES
$86.8B	**$35.4B**	**$21.8B**
Projected global UAM market by 2035	Commercial drone market by 2026	Military drone market by 2026


XCRAFT
XCRAFT IS POSITIONED TO CAPTURE THIS DEMAND — WITH PATENTED TECHNOLOGY ALREADY IN THE FIELD

THE ARSENAL

BUILT TO OUTPERFORM

Nearly a decade of R&D has produced a battle-tested product line designed to outperform the competition in the field — not just on paper.

01
MATRIX RTK
The innovative solution for surveying and mapping — precision RTK accuracy for geospatial professionals.

02
NANO ONE
State-of-the-art surveillance with FLIR thermal imaging for security and defense. Sub 250g powerhouse.

03
SHADOW V2.0
Portable UAS with 24hr+ tethered flight at up to 100ft altitude. No time limits. No compromises.

04
MATRIX SE
Five-pound payload. American-made workhorse for search & rescue, surveying, and infrastructure inspection.

05
MAVERICK MAPPER
Maximizing scouting efficiency and accuracy for large-territory data collection and reconnaissance.

06
PANADRONE
xCraft's flagship tethered platform. The industry's leading tethered drone solution — powerful, persistent, proven.

WHO WE SERVE

SOLVING CRITICAL PROBLEMS

xCraft's drones don't just fly — they save lives, secure borders, map territories, and protect assets across the most demanding environments on earth.

PUBLIC SAFETY

Deployed for law enforcement, search and rescue, wildfire scouting, and site security. Solutions include the PANADRONE, SHADOW, MATRIX SE, and NANO ONE.

DEFENSE

Supporting the military with low-cost, rugged, simple-to-operate drone systems across a large spectrum of conflict scenarios — from reconnaissance to communications relay.

SURVEYING & MAPPING

RTK-enabled platforms delivering pinpoint accuracy for geospatial professionals — faster and more reliably than any ground-based alternative.

MINING & CONSTRUCTION

Dynamic, real-time data collection across vast territories — giving management and ground crews a shared operational picture, instantly.

PROOF OF CONCEPT

11 YEARS OF STAYING POWER

- **SHARK TANK — ALL 5 OFFERS**
  A record-breaking moment on ABC — every investor on the panel made an offer, validating the technology, the team, and the market opportunity.
- **5,000+ SHAREHOLDERS**
  A community of believers who invested in the vision early — and have already seen the value of their shares increase.
- **T-MOBILE FOR BUSINESS PARTNER**
  Official registered partner integrating America's largest 5G network into next-generation drone platforms.
- **PATENTED TECHNOLOGY**
  Proprietary patents protecting the core innovations behind our unique UAV systems — a durable competitive moat against global competition.
- **MULTI-SECTOR DEPLOYMENTS**


XCRAFT

ALL 5 SHARKS MADE OFFERS

A historic Shark Tank moment that put xCraft on the national stage — and validated a decade of relentless innovation in the American drone industry.

Proven, battle-tested solutions operating across public safety, defense, agriculture, surveying, and mining & construction.

AS FEATURED IN

VentureBeat | TechCrunch | Fortune | Inc.com | Business Insider | Fast Company | MarketWatch | UAS Magazine

JOIN 5,000+

BECOME PART OF THE XCRAFT COMMUNITY


XPLUSONE

5K+ SHAREHOLDERS	**$60M** VALUATION
11+ YEARS OPERATING	**3+** SUCCESSFUL RAISES

xCraft has built something rare in the drone industry — a **community of over 5,000 shareholders** who believed in the vision before the rest of the world caught up. They invested. They waited. And they've already seen the value of their shares increase.

Now we're back. With an audacious opportunity in front of us. And this is your chance to join them — or to double down if you're already one of us.

> "If you're one of those investors — thank you. We wouldn't be here without you. You've already seen the value of your shares increase, and now is your opportunity to double down."
>
> — JD Claridge, CEO

DOUBLE DOWN NOW

STRATEGIC PARTNERSHIP

POWERED BY T-MOBILE FOR BUSINESS

xCraft is a registered partner of **T-Mobile for Business** — integrating America's largest and fastest 5G network directly into our drone platforms.

This partnership enables real-time 5G connectivity for beyond-visual-line-of-sight (BVLOS) operations, ultra-low-latency video streaming, and seamless fleet management — capabilities that are redefining what's possible in commercial and defense UAV missions.

By combining xCraft's patented drone hardware with T-Mobile's nationwide 5G infrastructure, we are delivering more reliable, more connected, and more capable autonomous systems across every sector we serve.



OFFICIAL REGISTERED PARTNER
T-MOBILE FOR BUSINESS


XCRAFT
T-MOBILE
FOR BUSINESS
REGISTERED PARTNER

THE MISSION

CHANGE THE WORLD TOGETHER


ringing better
nore efficient
ife-saving
olutions

Drones expand the reach of the human race — enabling us to quickly deliver life-saving medications, search and rescue more efficiently, safely spot wildfires, and even communicate in areas without cellular reception.

Prior to xCraft, there was a gap in the market for high-quality UAVs that fly extremely fast and far, while communicating with their counterparts. Our efficient, unique, and patented technology fills that gap — and then some.

Let's bring true American innovation to its full potential. **Will you join us?**

INVEST IN XCRAFT TODAY

LEADERSHIP

THE PEOPLE BEHIND THE MISSION

Experienced founders who've already proven they can build and scale — and who are all-in on what comes next.







JD CLARIDGE

CEO & CO-FOUNDER

JD started xCraft in 2014 assembling drones alone in his garage — before most of the world even knew what a drone was. Today he leads a company with over 5,000 shareholders, a record-breaking Shark Tank deal, and patented technology deployed across public safety, defense, and commercial markets. JD's vision has always been the same: bring true American innovation to its full potential and change the world.



CHARLES MANNING

CO-FOUNDER

Charles Manning is the Co-Founder of xCraft and also the founder and CEO of Kochava — a leading mobile attribution analytics platform serving tier-one advertisers worldwide. Charles brings deep enterprise software expertise and a proven track record of building and scaling technology businesses, giving xCraft a uniquely strong foundation across both hardware and software.

BOARD OF DIRECTORS

GUIDED BY EXPERIENCE

xCraft's Board of Directors brings decades of experience across aerospace, defense, law enforcement, and international trade — providing strategic counsel as we scale.



AL HERRON

DIRECTOR

As a Particle Physicist, Electrical Engineer, and Serial Entrepreneur, Al Herron has spent more than 40 years designing, testing, and scaling cutting-edge technical systems — ranging from aerospace infrastructure at Boeing to multi-million dollar linear particle accelerators. His primary objective is deploying lean, high-efficiency operational architectures that seamlessly merge advanced mechatronics, autonomous flight technologies, and decentralized trust frameworks to solve complex commercial and national security challenges.



BRIAN GARVEY

DIRECTOR

Brian Garvey is a U.S. Disabled Veteran, former U.S. Navy Rescue Swimmer and Helicopter Aircrewman, global entrepreneur, inventor, product developer, and strategic business builder. His experience spans defense innovation, wearable safety technology, aviation-adjacent product development, mobile applications, government opportunities, investor relations, and international business operations.



ROBERT BARNES

DIRECTOR

As a retired law enforcement officer, Robert Barnes brings over 30 years of experience in crime prevention strategies, community policing, public administration, fiscal management, policy and procedure publication, mutual aid coordination, disaster preparedness, police dispatch, records management, and training compliance. His objective is to utilize his extensive skills and experience to provide counsel and growth opportunities for xCraft Enterprises.



TIED CALDWELL

DIRECTOR

As a Trade Compliance Specialist with over 20 years of experience in trade compliance and logistics, Tied Caldwell's objective is to administer a comprehensive import/export program for xCraft while mitigating export controls risk — a critical function as the company scales its presence in both domestic and international markets.

OFFERING TERMS

INVESTMENT DETAILS

REGULATION CF OFFERING

Deadline: December 31, 2026

Security Type	Class B Non-Voting Common Stock
Share Price	$11.98 / share
Minimum Investment	$503.16 (42 shares)
Offering Maximum	$123,993.00
Offering Minimum	$10,003.30
Offering Deadline	December 31, 2026
Pre-Money Valuation	$57,499,854.92

The Company must reach its Target Offering Amount of $10,003.30 by December 31st, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

TOTAL RAISED	TOTAL INVESTORS
$0.00	0

INVEST IN XCRAFT NOW

SEC FILINGS ↗

INVESTOR PERKS

BONUS SHARE INCENTIVES

Act fast — xCraft is rewarding early investors and high-conviction backers with bonus shares. The sooner and more you invest, the more you earn.

⏱ TIME-BASED INCENTIVES

🚀 SUPER EARLY BIRD +15%
Invest within the first **2 weeks**

⚡ EARLY BIRD +10%
Invest within the first **4 weeks**

💰 AMOUNT-BASED INCENTIVES

🏆 TIER 1 +10%
Invest **$10,000+** in a single investment

Investors can only receive one (1) amount-based incentive. Time-based and amount-based bonuses may stack where applicable.

LAST CHANCE

Invest within the first **6 weeks**

+5%

DON'T MISS OUT

The Super Early Bird bonus disappears after the first 2 weeks. Invest now to maximize your shares.

CLAIM YOUR BONUS SHARES

IMPORTANT NOTES

* Investors can only receive one (1) amount-based incentive.
** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.
*** Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.
**** Fractional shares will be rounded up.

THE MOMENT IS NOW

WILL YOU JOIN US?

This is your chance to become part of a community of over 5,000 xCraft shareholders who believed in the vision — and invested in that future. Let's bring true American innovation to its full potential and change the world together.

INVEST NOW — $11.98 / SHARE

Minimum investment $503.16 · Deadline December 31, 2026

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INVESTMENT PROCESS

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RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. No level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

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